SCHEDULE 13D


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 4)



                            GOODRICH PETROLEUM CORP.
                       ---------------------------------
                               (Name of Issuer)


                          Common Stock, $.20 par value
                       ---------------------------------
                        (Title of Class of Securities)


                                   382410 10 8
                       ---------------------------------
                                 (CUSIP Number)


                             David J. Harris, Esq.,
          1775 Eye Street, N.W. Washington, D.C. 20006 (202) 261-3385
                       ---------------------------------
               (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                February 20, 2002
                       ---------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------- ----------------------------------------------------------------------
   1
          NAME OF REPORTING PERSON
          SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Josiah T. Austin
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)|_|   (b) x
--------- ----------------------------------------------------------------------
   3
          SEC USE ONLY


--------- ----------------------------------------------------------------------
   4
          SOURCE OF FUNDS
          OO, PF
--------- ----------------------------------------------------------------------
   5
          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                                     |_|

--------- ----------------------------------------------------------------------
   6
          CITIZENSHIP OR PLACE OF ORGANIZATION
          United States

----------------------- --------- ----------------------------------------------
      NUMBER OF
        SHARES             7      SOLE VOTING POWER
     BENEFICIALLY
       OWNED BY                   63,100
         EACH
      REPORTING
        PERSON
         WITH
                        --------- ----------------------------------------------

                           8      SHARED VOTING POWER

                                  1,832,000
                        --------- ----------------------------------------------

                           9      SOLE DISPOSITIVE POWER

                                  63,100
                        --------- ----------------------------------------------

                           10     SHARED DISPOSITIVE POWER

                                  1,832,000
------------ -------------------------------------------------------------------
    11
             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,895,100
------------ -------------------------------------------------------------------
    12
             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
             EXCLUDES CERTAIN SHARES                                         |_|

------------ -------------------------------------------------------------------
    13
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             10.64%
------------ -------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON
             IN
------------ -------------------------------------------------------------------

--------- ----------------------------------------------------------------------
   1
          NAME OF REPORTING PERSON
          SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          El Coronado Holdings, L.L.C.
--------- ----------------------------------------------------------------------
   2
          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)|_|    (b) x

--------- ----------------------------------------------------------------------
   3
          SEC USE ONLY



--------- ----------------------------------------------------------------------
   4
          SOURCE OF FUNDS
          WC
--------- ----------------------------------------------------------------------
   5
          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                                     |_|

--------- ----------------------------------------------------------------------
   6
          CITIZENSHIP OR PLACE OF ORGANIZATION
          Arizona

----------------------- --------- ----------------------------------------------
      NUMBER OF            7
        SHARES                    SOLE VOTING POWER
     BENEFICIALLY
       OWNED BY
         EACH
      REPORTING
        PERSON
         WITH
                        --------- ----------------------------------------------
                           8
                                  SHARED VOTING POWER

                                  1,832,000
                        --------- ----------------------------------------------
                           9
                                  SOLE DISPOSITIVE POWER


                        --------- ----------------------------------------------
                           10
                                  SHARED DISPOSITIVE POWER

                                  1,832,000

------------ -------------------------------------------------------------------
    11
             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,832,000
------------ -------------------------------------------------------------------
    12
             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
             EXCLUDES CERTAIN SHARES                                         |_|

------------ -------------------------------------------------------------------
    13
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             10.24%
------------ -------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON
             HC
------------ -------------------------------------------------------------------

ITEM 1.  Security and Issuer.
------   -------------------

     This Amendment No. 4 to Statement on Schedule 13D heretofore filed on June 4, 2001 is filed with respect to the shares of common stock, $.20 par value ("Common Stock"), of Goodrich Petroleum Corp. (the "Company"). The address of the Company is 815 Walker Street, Houston, Texas 77002. The Statement is being filed on behalf of Josiah T. Austin, a United States Citizen, and El Coronado Holdings, L.L.C. ("ECH"), an Arizona limited liability company whose principal place of business is 12626 Turkey Creek Road, Pearce, Arizona 85625 (collectively the "Reporting Persons") to reflect the following amendments to
Item 3 and Item 5.

ITEM 3.  Source and Amount of Funds or Other Consideration.
------   -------------------------------------------------

Item 3 is amended to include the following:

     The total consideration (exclusive of brokers' commissions) for all shares of Common Stock subject to this Amendment No. 4 is $942,868.90. The Shares of Common Stock herein reported as being beneficially owned by the Reporting Persons were acquired as follows:

          (1) Austin is the sole managing Member of ECH. Acting on behalf of ECH, Austin purchased from October 8, 2001 to February 25, 2002 a total of 197,600 shares of Common Stock in the open market for an aggregate consideration (exclusive of brokers' commissions) of $911,568.90. The primary source of the funds for these purchases was available funds of ECH;

          (2) Acting on behalf of the Austin-Clark Family Irrevocable Life Insurance Trust, in his capacity as Trustee, Austin purchased on November 10, 2001, a total of 2,000 Shares of Common Stock in open market transactions for an aggregate consideration (exclusive of brokers' commissions) of $9,300.00. The primary source of funds for these purchases was existing funds of the Trust;

          (3) Acting on behalf of the Christina Lowery Trust, in his capacity as Trustee, Austin purchased from October 6, 2001 to November 27, 2001, a total of 2,800 Shares of Common Stock in open market transactions for an aggregate consideration (exclusive of brokers' commissions) of $13,525.00. The primary source of funds for these purchases was existing funds of the Trust; and,

          (4) Acting on behalf of the Mathew A. Lowery Trust, in his capacity of Trustee, Austin purchased from November 8, 2001 to November 27, 2001, a total of 1,800 Shares of Common Stock in open market transactions for an aggregate consideration (exclusive of brokers' commissions) of $8,475.00. The primary source of funds for these purchases was existing funds of the Trust.

     All dollar amounts are in United States dollars.

Item 5.  Interest in Securities of the Issuer.
------   ------------------------------------

          (a) Austin is the beneficial owner of 1,895,100 shares (10.64% based on the 17,807,662 shares of Common Stock outstanding as of November 14, 2001 as reported in the Company's Quarterly Report on Form 10-Q filed on that date) of the Common Stock, in his personal capacity, as Trustee for the Austin-Clark Family Irrevocable Life Insurance Trust, the Valerie C. Gordon Trust, the Christina Lowery Trust and the Matthew A. Lowery Trust and as sole Managing Member of ECH. ECH is the beneficial owner of 1,832,000 shares of Common Stock (10.24% based on the 17,807,662 shares of Common Stock outstanding as of November 14, 2001 as reported in the Company's Quarterly Report on Form 10-Q filed on that date).

          (b) Austin has the sole power to vote or to direct the vote or to dispose or to direct the disposition of 63,100 shares of the Common Stock. As the sole Managing Member of ECH, Austin shares with ECH the power to vote or to direct the vote or to direct the disposition of the 1,832,000 shares of the Common Stock held by ECH.

          (c) No transactions in the shares of Common Stock have been effected by the Reporting Person within the last 60 days, except the following transactions, each of which was made in a broker's transaction in the open market. Prices do not include brokerage fees.

Reporting Person           Sale/Purchase        Date            No. of Shares      Price Per Share
----------------           -------------        -----           -------------      ---------------
Austin and El Coronado     Purchase             01/31/02             700               3.950
Holdings                       "                02/02/02             500               3.960
                               "                02/04/02             600               3.950
                               "                02/05/02           1,000               3.950
                               "                02/20/02           5,000               3.950
                               "                02/22/02          12,800               3.920
                               "                02/22/02           5,000               3.950
                               "                02/25/02           8,000               3.750


          (d) No person other than Austin, has any right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such securities.

          (e) Not applicable.


                                   Signature

     After reasonable inquiry and to the best knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Date: March 6, 2002             /s/ Josiah T. Austin
                                ---------------------------------------------
                                Josiah T. Austin,
                                Individually and as Sole Managing Member of ECH.